05007634

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tate & Lyle Plc

*CURRENT ADDRESS Sugar Quay
Lower Thames Street
London EC3R 6DQ
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 0 6 2005
THOMSON
FINANCIAL

FILE NO. 82- 905 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	✓
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 5/3/05

3 June 2004 – Tate & Lyle PLC

Tate & Lyle announces major increase in sucralose capacity to reflect growing demand

Tate & Lyle announced today a significant expansion of its sucralose plant in McIntosh, Alabama at a total capital cost of £16 million (US $30 million). The expansion will use the existing patented manufacturing process and will be completed by January 2006. The project will be funded from existing resources and is expected to cover the Group's cost of capital in the second year of operation.

Iain Ferguson, Chief Executive of Tate & Lyle, said:

"We have been delighted by the strong customer-led demand for SPLENDA® Sucralose since we completed the sucralose realignment in April this year. This growth is across all categories and includes the introduction of new mid-calorie carbonated beverages containing sucralose."

Tate & Lyle announced the realignment of its sucralose agreements with McNeil Nutritionals (a division of McNeil-PPC, Inc., a Johnson & Johnson company) on 19 February 2004 with the transaction completing in April 2004. As a result, Tate & Lyle became the sole manufacturer and responsible for the world-wide ingredient sales of SPLENDA® Sucralose to food and beverage manufacturers. McNeil Nutritionals is responsible for the world-wide SPLENDA® Brand retail and foodservice business. Tate & Lyle supplies McNeil Nutritionals sucralose on an exclusive basis.

CONTACTS

Mark Robinson, Head of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861 investorrelations@tateandlyle.com

Chris Fox, Director of Corporate Relations (Press)
Tel: 020 7626 6525 or Mobile: 07801 808553

Tate & Lyle is a world leader in ingredients. Its core competence is to take corn, wheat or sugar, and add value to these raw materials through technology. As a result of continuous innovation it offers an ever-wider product portfolio of versatile and functional ingredients. These products include Cereal Sweeteners, Starches, Sugars and Citric Acid. Tate & Lyle products have wide applications in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. With headquarters in London, Tate & Lyle operates more than 41 plants and 20 additional production facilities in 28 countries, almost all in Europe and the Americas. It employs 6,700 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2004 totalled £3,167 million. More details are available on this website www.tateandlyle.com.

7 June 2004 – Tate & Lyle PLC

Director Shareholding

Tate & Lyle PLC was informed on 4 June 2004 that Mr Stuart Strathdee, an Executive Director of Tate & Lyle PLC, had acquired 9,000 ordinary shares in Tate & Lyle PLC at 307.50 pence per share on 4 June 2004. Mr Strathdee now has an interest in 50,109 ordinary shares in Tate & Lyle PLC.

Tate & Lyle PLC was also informed on 4 June 2004 that Mr Stanley Musesengwa, an Executive Director of Tate & Lyle PLC, had acquired 5,000 ordinary shares in Tate & Lyle PLC at 307.50 pence per share on 4 June 2004. Mr Musesengwa now has an interest in 6,000 ordinary shares in Tate & Lyle PLC.

7 June 2004 – Tate & Lyle PLC

Director Shareholding

Tate & Lyle ("the Company") announces that it was informed on Monday 7 June 2004 that Mr Simon Gifford, an executive director of the Company, had been informed on Friday 4 June 2004 that a decree absolute had been issued on Thursday 27 May 2004 in respect of his divorce. As a result, he is no longer interested in 80,601 shares of the Company (these shares being held by his former wife). Mr Gifford is now beneficially interested in 80,720 ordinary shares in the Company.

14 June 2004 – Tate & Lyle PLC

Director Shareholding

The Trustees of the Tate & Lyle PLC Employee Benefit Trust (Number 1) (the "EBT") notified the Company on 11 June 2004 that on 11 June 2004 it had bought 300,000 Tate & Lyle PLC ordinary shares at an average price of 321 pence per share.

By virtue of their interests in the Tate & Lyle 2000 Executive Share Option Scheme and the Tate & Lyle 2003 Performance Share Plan, the Executive Directors of Tate & Lyle PLC (Iain Ferguson, Stanley Musesengwa, Simon Gifford and Stuart Strathdee) are potential beneficiaries of the EBT and are thus deemed to have become interested in the above shares.

Following this transaction, the EBT owns 11,739,153 ordinary shares in Tate & Lyle PLC.

15 June 2004 – Tate & Lyle PLC

Director Shareholding

The Trustees of the Tate & Lyle PLC Employee Benefit Trust (Number 1) (the "EBT") notified the Company on 15 June 2004 that on 14 June 2004 it had bought 450,000 Tate & Lyle PLC ordinary shares at an average price of 321.19 pence per share.

By virtue of their interests in the Tate & Lyle 2000 Executive Share Option Scheme and the Tate & Lyle 2003 Performance Share Plan, the Executive Directors of Tate & Lyle PLC (Iain Ferguson, Stanley Musesengwa, Simon Gifford and Stuart Strathdee) are potential beneficiaries of the EBT and are thus deemed to have become interested in the above shares.

Following this transaction, the EBT owns 12,189,153 ordinary shares in Tate & Lyle PLC.

16 June 2004 – Tate & Lyle PLC

Director Shareholding

The Trustees of the Tate & Lyle PLC Employee Benefit Trust (Number 1) (the "EBT") notified the Company on 15 June 2004 that on 15 June 2004 it had bought 375,000 Tate & Lyle PLC ordinary shares at an average price of 322.59 pence per share.

By virtue of their interests in the Tate & Lyle 2000 Executive Share Option Scheme and the Tate & Lyle 2003 Performance Share Plan, the Executive Directors of Tate & Lyle PLC (Iain Ferguson, Stanley Musesengwa, Simon Gifford and Stuart Strathdee) are potential beneficiaries of the EBT and are thus deemed to have become interested in the above shares.

Following this transaction, the EBT owns 12,564,153 ordinary shares in Tate & Lyle PLC.

17 June 2004 – Tate & Lyle PLC

Director Shareholding

The Trustees of the Tate & Lyle PLC Employee Benefit Trust (Number 1) (the "EBT") notified the Company on 16 June 2004 that on 16 June 2004 it had bought 375,000 Tate & Lyle PLC ordinary shares at an average price of 327.13 pence per share.

By virtue of their interests in the Tate & Lyle 2000 Executive Share Option Scheme and the Tate & Lyle 2003 Performance Share Plan, the Executive Directors of Tate & Lyle PLC (Iain Ferguson, Stanley Musesengwa, Simon Gifford and Stuart Strathdee) are potential beneficiaries of the EBT and are thus deemed to have become interested in the above shares.

Following this transaction, the EBT owns 12,939,153 ordinary shares in Tate & Lyle PLC.

Tate & Lyle PLC – 21 June 2004

Director Shareholding

Tate & Lyle PLC (the "Company") announces a grant of options under its two long-term incentive plans as follows:

i) Tate & Lyle 2000 Executive Share Option Scheme ("2000 Scheme")

A grant of options was made on 18 June 2004 over the Company's ordinary shares of 25 pence under the 2000 Scheme to Executive Directors of the Company as detailed in the table below. The option price is 325 pence per share and, subject to the performance condition being satisfied, the options will normally be exerciseable during the period from 18 June 2007 to 17 June 2014.

ii) Tate & Lyle 2003 Performance Share Plan ("PSP")

A grant of options was also made on 18 June 2004 over the Company's ordinary shares of 25 pence under the PSP to Executive Directors of the Company as detailed in the table below. Shares under option under the PSP will only become capable of release to Executive Directors to the extent that certain performance criteria are satisfied by the Company over a three-year performance period which commenced on 1 April 2004. Shares will not be released to Executive Directors for a further year after the end of the performance period (and, thereafter, can be released up until 31 March 2014). No consideration is payable for the grant of the options. The consideration payable on the exercise of the options is £1.

Executive Director	No. of options granted under 2000 Scheme	No. of options granted under the PSP	Total options held following grants
Iain Ferguson	272,307	192,401	891,617
Simon Gifford	130,000	137,779	1,164,740
Stanley Musesengwa	130,000	137,779	804,887
Stuart Strathdee	86,153	91,309	692,443

24 June 2004 – Tate & Lyle PLC

Annual Report and Accounts

The following documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility:

a) Tate & Lyle PLC's Annual Report and Accounts 2004;

b) Circular to shareholders incorporating Tate & Lyle PLC's Notice of Annual General Meeting 2004; and

c) Form of Proxy.

The Annual Report, Notice of Meeting and AGM Circular will also shortly be available on Tate & Lyle's web site at www.tateandlyle.com.

The UK Listing Authority's Document Viewing Facility is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Robert Gibber
Company Secretary
24 June 2004

25 June 2004 – Tate & Lyle PLC

Director Shareholding

The Trustees of the Tate & Lyle PLC Employee Benefit Trust (Number 1) (the "EBT") notified the Company on 24 June 2004 that on 24 June 2004 it had bought 360,919 Tate & Lyle PLC ordinary shares at an average price of 320.07 pence per share.

By virtue of their interests in the Tate & Lyle 2000 Executive Share Option Scheme and the Tate & Lyle 2003 Performance Share Plan, the Executive Directors of Tate & Lyle PLC (Iain Ferguson, Stanley Musesengwa, Simon Gifford and Stuart Strathdee) are potential beneficiaries of the EBT and are thus deemed to have become interested in the above shares.

Following this transaction, the EBT owns 13,300,072 ordinary shares in Tate & Lyle PLC.

30 June 2004 – Tate & Lyle PLC

Director Shareholding

Tate & Lyle PLC was informed on 29 June 2004 that 14 Tate & Lyle PLC Ordinary shares were acquired at 323.19 pence each share on 28 June 2004 for a corporate personal equity plan (PEP) owned by Mr Simon Gifford who is an executive director of Tate & Lyle PLC. Mr Gifford now has an interest in 80,734 Ordinary shares in Tate & Lyle PLC.

28 July 2004 – Tate & Lyle PLC

RECEIVED
2005 APR 25 A 11:25
OFFICE OF ...

Update prior to the Annual General Meeting

Tate & Lyle issues the following trading update ahead of the Annual General Meeting of the Company that takes place at 11.30 am on 29th July 2004.

Trading in the 2005 year has started well. Profit before tax and exceptional items for the quarter ended 30th June 2004 has been ahead of both our expectation and the corresponding period in the prior year. All major businesses have met or exceeded plan. Compared with the corresponding period, the anticipated shortfall in Amylum's profitability has been more than offset by a better than expected contribution achieved by SPLENDA® Sucralose.

Although it is early in the financial year the decline in raw material prices for Amylum and the success of SPLENDA® Sucralose makes it likely that the profit before tax and exceptional items for the year will be somewhat higher than the Board envisaged at the time of the preliminary announcement of results on 3rd June 2004.

We announced earlier today that Staley has reached agreement to end the long running high fructose corn syrup civil legal case in the US with the payment of total damages of US$100 million (£55 million). This will result in an exceptional charge to the profit and loss account of this amount. As the payment is expected to be tax deductible in the US, this equates to a charge of $60 million (£33 million) on an after tax basis. Staley continues to deny emphatically involvement in any wrongdoing, but has settled with great reluctance to ensure an end to this lengthy action and to avoid the risk and uncertainty that a US jury trial would involve.

The buyer of Western Sugar has refinanced and has accelerated repayment of our outstanding loan note which arose on disposal of Western in May 2002. This has resulted in cash proceeds to Tate & Lyle of £22 million and an exceptional credit to the profit and loss account of £16 million.

We are pleased with the progress being made on our strategy to grow value added products and, in particular, the success of SPLENDA® Sucralose. We announced earlier this year an expansion to the plant in McIntosh, Alabama and today announce a further investment of £24 million (US$45 million). The investment will be funded from existing resources and will be completed by April 2006 by which time the output from the Alabama site will be more than double its level at the time of the realignment of the SPLENDA® Sucralose partnership.

The commissioning of the astaxanthin plant to produce Aquasta™, a natural nutrient and pigment for farm raised fish, has also been completed and commercial sales have commenced. Construction of the new plant for the

DuPont Tate & Lyle BioProducts, LLC joint venture to produce Bio-3G in Loudon, Tennessee, has commenced.

The proposal on the reform of the EU sugar regime was tabled by the European Commission in the middle of July. What now follows will be wide-ranging discussions involving the industry, farmers, customers and national governments as well as the European institutions. We will be using this process to ensure that our interests and concerns are properly addressed and to evaluate fully the effect on our businesses. We are encouraged by recent support from the Environment, Food & Rural Affairs Select Committee investigating the issue which stated that: *"We agree with the Government that ways have to be found to ensure the cane refining sector is not put at an unfair disadvantage during an interim period when preferential suppliers are adapting to the reform."* The timetable for negotiations extends into 2005.

CONTACTS

Mark Robinson, Head of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861 investorrelations@tateandlyle.com

Chris Fox, Director of Corporate Relations (Press)
Tel: 020 7626 6525 or Mobile: 07801 808553

Tate & Lyle is a world leader in ingredients. Its core competence is to take corn, wheat or sugar, and add value to these raw materials through technology. As a result of continuous innovation it offers an ever-wider product portfolio of versatile and functional ingredients. These products include Cereal Sweeteners, Starches, Sugars, Citric Acid and SPLENDA® Sucralose. Tate & Lyle products have wide applications in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. With headquarters in London, Tate & Lyle operates more than 41 plants and 20 additional production facilities in 28 countries, almost all in Europe and the Americas. It employs 6,700 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2004 totalled £3,167 million. More details are available on this website www.tateandlyle.com.

28 July 2004 – Tate & Lyle PLC

RESOLUTION OF A.E. STALEY LITIGATION

Tate & Lyle PLC announced today that its subsidiary A.E. Staley Manufacturing Company ("Staley") has reached agreement to end the long running high fructose corn syrup ("HFCS") civil antitrust legal case.

Under the terms of the settlement, Staley will pay total damages of $100 million (£55 million). This will result in an exceptional charge to the profit and loss account of this amount. As the payment is expected to be tax deductible in the US, this equates to a charge of $60 million (£33 million) on an after tax basis. The settlement funds will be paid into escrow by Staley during the next week. The settlement needs to be formally approved by the United States District Court for the Central District of Illinois.

Staley continues to deny emphatically involvement in any wrongdoing, but has settled with great reluctance to ensure an end to this lengthy action and to avoid the risk and uncertainty that a US jury trial would involve.

Staley was one of a number of manufacturers of HFCS, including Archer Daniels Midland (ADM) and Cargill, targeted by plaintiffs' lawyers in a class action that alleged violations of certain anti-trust laws during the period 1988 to 1995. The action was brought on behalf of purchasers of HFCS during that period, primarily US food and beverage manufacturers. Damages claimed in the case amounted to $1.4 billion, subject to automatic tripling and the addition of attorneys' fees. Under US civil anti-trust laws, defendants in trials of this type are jointly and severally liable for any damages awarded to the plaintiff.

The case was filed with the United States District Court for the Central District of Illinois in Peoria in July 1995, but dismissed by that Court in August 2001. That dismissal was overturned by the United States Court of Appeals for the Seventh Circuit in June 2002. The case was proceeding to a full jury trial in early September 2004. On 15th March 2004, the District Court approved Cargill's (and American Maize Product Company's) settlement with the Plaintiffs in the amount of $24 million. On 17th June 2004, ADM announced that it had agreed to settle for $400 million. The settlement announced today brings the action to a complete end.

Robert Gibber, Tate & Lyle PLC General Counsel, commented:

"In 1995, a Grand Jury reviewed millions of pages of evidence yet brought no charges against any manufacturer of HFCS. However, as is typical in the US, this was followed by a civil class action alleging violations of federal anti-trust laws.

"We deny emphatically involvement in any wrongdoing and believe we were in a position to demonstrate this at trial. However, particularly in light of the recent settlements by the other defendants, a jury trial would have exposed Staley to a degree of risk, itself magnified by automatic tripling of damages and the addition of attorneys' fees, which could not be justified. For this reason we reluctantly decided to settle on the best terms available from the plaintiffs as announced today. This agreement does not involve any admission of liability but does remove the uncertainties hanging over Staley from these proceedings."

CONTACTS

Mark Robinson, Head of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861 investorrelations@tateandlyle.com

Chris Fox, Director of Corporate Relations (Press)
Tel: 020 7626 6525 or Mobile: 07801 808553

Tate & Lyle is a world leader in ingredients. Its core competence is to take corn, wheat or sugar, and add value to these raw materials through technology. As a result of continuous innovation it offers an ever-wider product portfolio of versatile and functional ingredients. These products include Cereal Sweeteners, Starches, Sugars, Citric Acid and SPLENDA® Sucralose. Tate & Lyle products have wide applications in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. With headquarters in London, Tate & Lyle operates more than 41 plants and 20 additional production facilities in 28 countries, almost all in Europe and the Americas. It employs 6,700 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2004 totalled £3,167 million. More details are available on this website www.tateandlyle.com.

29 July 2004 – Tate & Lyle PLC

Results of AGM

Tate & Lyle PLC (the "Company") is pleased to announce that at its Annual General Meeting held on 29 July 2004 all resolutions were passed on a show of hands.

The results of the proxy voting on each resolution was as follows:

		Total For [1]		Total Against		Votes withhheld
Resolution		No. of votes	% of vote	No. of votes	% of vote	No. of votes
1.	Report and Accounts	286,077,347	99.5%	1,392,211	0.5%	4,999,391
2.	Remuneration Report	286,971,220	98.7%	3,759,250	1.3%	1,367,970
3.	Approve final dividend	292,088,210	100%	6,429	0%	3,801
4.	Re-elect R. Delbridge	287,189,190	99.5%	1,383,374	0.5%	3,525,876
5.	Re-elect L. Pillard	288,521,799	99.2%	2,437,511	0.8%	1,139,130
6.	Re-elect D. Fish	289,714,985	99.8%	477,930	0.2%	1,905,525
7.	Re-elect E. Henkes	289,295,060	99.8%	516,540	0.2%	2,286,840
8.	Re-appoint auditors	292,351,650	100%	80,352	0%	36,947
9.	Approve auditors' remuneration	292,372,711	100%	61,367	0%	34,871
10.	Authority to purchase own shares	292,199,437	99.9%	238,767	0.1%	30,745
11.	Authority to allot shares	290,688,941	99.4%	1,706,335	0.6%	73,673
12.	Dis-application of pre-emption rights	292,013,499	99.9%	366,589	0.1%	88,861
13.	Amend Articles of Association	292,273,414	100%	101,600	0%	93,935

(1) Includes discretionary votes

As previously announced, at the conclusion of the Annual General Meeting, Keith Hopkins and Mary Jo Jacobi retired as Directors of the Company.

Certified copies of the resolutions passed as special business at the Annual General Meeting will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Robert Gibber
Company Secretary
29 July 2004

23 August 2004 – Tate & Lyle PLC

Director Shareholding

Tate & Lyle PLC was informed on 23 August 2004 by Mr Simon Gifford, who is an executive director of Tate & Lyle PLC, that he was informed on 21 August 2004 by the Manager of a corporate individual savings account (ISA) owned by him that 81 Tate & Lyle Ordinary shares were acquired for him on 4 August 2004 at 329 pence per share. Mr Gifford now has an interest in 80,815 Ordinary shares in Tate & Lyle PLC.

23 September 2004 – Tate & Lyle PLC

Trading Update

In line with its regular practice, Tate & Lyle issues the following trading update prior to meeting with stockbrokers' analysts and entering its closed period for interim results to 30 September 2004. The interim results will be announced on 4 November 2004.

Trading since the update issued on 28 July 2004, prior to the Annual General Meeting, has continued to go well. Over the five months to August 2004, profit before tax and exceptional items has exceeded both our budgetary expectations and the corresponding period of the prior year.

SPLENDA® Sucralose has seen exceptional growth. This partially reflects initial uptake by customers to fill the pipeline for new product launches and has been achieved through increased production (as we improve efficiency and implement the first of the capacity expansions announced earlier this year), and a drawdown against inventory. One-off costs of integrating the business have been lower than our original estimate.

The sharp increase in wheat and corn raw material prices in the second half of the March 2004 financial year has, as anticipated, caused profits at Amylum in the five months to be below those in the corresponding period. These cereal prices have subsequently declined close to the level before last year's price increase. Good growth has been experienced in value added food ingredients.

Staley in the US has, as we predicted, experienced reduced sweetener volumes; these have been offset by good growth in food ingredients and industrial starches. Ethanol has also performed strongly. The citric acid product line traded profitably (a small loss was incurred in the corresponding period). The astaxanthin plant to produce Aquasta™ (an essential nutrient and pigment for farm raised fish) in the UK has started production.

Our sugar operations in the UK, Portugal and Canada all performed at or above plan levels. There has not been any new information or clarification on the proposal for reform of the EU sugar regime which was tabled by the European Commission in July. Our lobbying to ensure fair treatment for the cane refiners continues.

CONTACTS

Mark Robinson, Head of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861
investorrelations@tateandlyle.com

Chris Fox, Director of Corporate Relations (Press)
Tel: 020 7626 6525 or Mobile: 07801 808553

Tate & Lyle is a world leader in renewable ingredients. Its core competence is to take corn, wheat or sugar, and add value to these raw materials through technology. As a result of continuous innovation it offers an ever-wider product portfolio of versatile and functional ingredients. These products include Cereal Sweeteners, Starches, Sugars, Citric Acid and SPLENDA® Sucralose. Tate & Lyle products have wide applications in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. With headquarters in London, Tate & Lyle operates more than 41 plants and 20 additional production facilities in 28 countries, almost all in Europe and the Americas. It employs 6,700 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2004 totalled £3,167 million. More details are available on this website www.tateandlyle.com.

SPLENDA® is a trademark of McNeil Nutritionals, LLC

29 September 2004 – Tate & Lyle PLC

Tate & Lyle Board Change

Tate & Lyle PLC announces today that David Fish has decided to step down as a Non-Executive Director with effect from 30 September 2004.

David Fish joined the Board on 1 December 2003. However, he feels that his appointment in February 2004 as Chairman of United Biscuits together with a number of other commitments are not compatible with his duties as a Non-Executive Director of Tate & Lyle and this has prompted his decision to step down.

Sir David Lees, Chairman of Tate & Lyle, said: "I am very sorry David's commitments make it necessary for him to leave the Board but we respect his decision and I thank him for his contribution. We all join in wishing him every success in the future."

For more information contact:

Chris Fox, Director of Corporate Relations (Press)
Tel: 020 7626 6525 or Mobile: 07801 808553

Mark Robinson, Head of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861 investorrelations@tateandlyle.com

Tate & Lyle is a world leader in renewable ingredients. Its core competence is to take corn, wheat or sugar, and add value to these raw materials through technology. As a result of continuous innovation it offers an ever-wider product portfolio of versatile and functional ingredients. These products include Cereal Sweeteners, Starches, Sugars, Citric Acid and SPLENDA® Sucralose. Tate & Lyle products have wide applications in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. With headquarters in London, Tate & Lyle operates more than 41 plants and 20 additional production facilities in 28 countries, almost all in Europe and the Americas. It employs 6,700 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2004 totalled £3,167 million. More details are available on this website www.tateandlyle.com.

29 September 2004 – Tate & Lyle PLC

Director Shareholding

Tate & Lyle PLC was informed on 28 September 2004 by the Manager of the Tate & Lyle PLC Corporate Personal Equity Plans (PEPs) that on 27 September 2004 purchases of Tate & Lyle PLC Ordinary Shares were made for the two Directors of Tate & Lyle PLC detailed below.

199 Tate & Lyle Ordinary Shares were acquired at 377.25 pence per share for PEPs owned by Mr Simon Gifford, who is an executive director of Tate & Lyle PLC. Mr Gifford now has an interest in 81,014 Ordinary shares in Tate & Lyle PLC.

106 Tate & Lyle Ordinary Shares were acquired at 377.25 pence per share for PEPs owned by Mr Stuart Strathdee, who is an executive director of Tate & Lyle PLC. Mr Strathdee now has an interest in 50,215 Ordinary shares in Tate & Lyle PLC.

11 October 2004 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC was informed on 8 October 2004 that as at 4 October 2004 Barclays PLC and its subsidiaries were holding 14,548,350 ordinary shares in Tate & Lyle PLC in which they have a material interest which is a notifiable interest under Section 199 of the Companies Act 1985 being 3.01 per cent. of the nominal value of the relevant share capital.

20 October 2004 – Tate & Lyle PLC

Tate & Lyle Value Added Seminar – 20 October 2004

Tate & Lyle PLC will be holding a seminar discussing value added products today in London commencing at 10.00 am. The meeting will be hosted by Iain Ferguson, Chief Executive, and other senior managers and will be attended by institutional investors and stockbrokers' analysts.

Iain Ferguson will provide an overview of our business and value added products and then Simon Gifford, Group Finance Director, will explain the contribution that value added products make to overall profitability and the applications for these products.

Greg Morency, our new global Vice President Marketing, will set out our new approach to customers. After a break to visit product displays, John Roginski, Vice President, Sales and Marketing, Industrial Products for Tate & Lyle in the US, will give an update on bio-products.

Austin Maguire, President of Tate & Lyle Sucralose, will provide an overview on what is happening in this business, where we now expect sales for the six months to September 2004 to exceed US$100 million and profit before tax to exceed the proforma US$33 million achieved in the 2003 calendar year.

The presentations given at the seminar will be available on our website (http://www.tateandlyle.com/TateAndLyle/investor_relations/roadshows/default.htm) following the start of the meeting.

For more information contact:
Mark Robinson, Head of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861 investorrelations@tateandlyle.com

Chris Fox, Director of Corporate Relations (Press)
Tel: 020 7626 6525 or Mobile: 07801 808553

Tate & Lyle is a world leader in renewable ingredients. Its core competence is to take corn, wheat or sugar, and add value to these raw materials through technology. As a result of continuous innovation it offers an ever-wider product portfolio of versatile and functional ingredients. These products include Cereal Sweeteners, Starches, Sugars, Citric Acid and SPLENDA® Sucralose. Tate & Lyle products have wide applications in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. With headquarters in London, Tate & Lyle operates more than 41 plants and 20 additional production facilities in 28 countries, almost all in Europe and the Americas. It employs 6,700 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2004 totalled £3,167 million. More details are available on this website www.tateandlyle.com.

22 October 2004 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC was informed on 21 October 2004 that as at 14 October 2004 Barclays PLC and its subsidiaries were holding 19,672,960 ordinary shares in Tate & Lyle PLC in which they have a material interest which is a notifiable interest under Section 199 of the Companies Act 1985 being 4.07 per cent. of the nominal value of the relevant share capital.

Barclays PLC had previously reported holding 14,548,350 ordinary shares in Tate & Lyle PLC as at 4 October 2004 in which they had a material interest which was then 3.01 per cent of the nominal value of the relevant share capital.

3 November 2004 – Tate & Lyle PLC

TATE & LYLE BOARD CHANGES

APPOINTMENT

Tate & Lyle PLC announces today that Kai Nargolwala has been appointed as a Non-Executive Director with effect from 1 December 2004.

Kai, 54, is currently a Group Executive Director of Standard Chartered PLC, a leading bank in Asia, Africa and the Middle East. He is Chairman of the Group's global wholesale banking division and is also responsible for the Bank's corporate governance across the Asia Pacific region and India. He is based in Singapore.

In addition to his role at Standard Chartered, Kai is a Director of the Asia Pacific region of Visa International.

Kai has been a Board member at Standard Chartered for five years and has 20 years' experience in the financial services industry in Asia, Europe and the United States. He previously worked for Bank of America where he became Group Executive Vice President; Head of Asia Wholesale Banking Group. Prior to joining Bank of America, he was a chartered accountant with Peat Marwick Mitchell & Co in London.

Kai was born in India and is a dual citizen of the United Kingdom and the United States of America. He has a Bachelors degree in Economics from the University of Delhi, India and is a Fellow of the Institute of Chartered Accountants in England and Wales.

Sir David Lees, Chairman of Tate & Lyle, said "I am delighted that Kai is to join the Board as a Non-Executive Director. His extensive financial and commercial experience, and particularly his knowledge of the Asia Pacific region, will be of great benefit to the Board."

RETIREMENT

Tate & Lyle PLC also announces today that Larry Pillard will retire as a Non-Executive Director on 31 December 2004. Larry joined Tate & Lyle in 1992 and was appointed to the Board in 1994 as an Executive Director. In 1996 he was appointed Chief Executive, a position he held until December 2002. He became a Non-Executive Director in January 2003 when he took up his current position as Executive Chairman of Tetra Laval Group based in Switzerland.

Sir David Lees said "Larry has made a considerable contribution to the success of Tate & Lyle both as an Executive and as a Non-Executive Director. I am most grateful to him for his commitment and wise counsel."

CONTACTS

Chris Fox, Director of Corporate Relations (Press)
Tel: 020 7626 6525 or Mobile: 07801 808553

Mark Robinson, Head of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861 investorrelations@tateandlyle.com

Tate & Lyle is a world leader in renewable ingredients. Its core competence is to take corn, wheat or sugar, and add value to these raw materials through technology. As a result of continuous innovation it offers an ever-wider product portfolio of versatile and functional ingredients. These products include Cereal Sweeteners, Starches, Sugars, Citric Acid and SPLENDA® Sucralose. Tate & Lyle products have wide applications in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. With headquarters in London, Tate & Lyle operates more than 41 plants and 20 additional production facilities in 28 countries, almost all in Europe and the Americas. It employs 6,700 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2004 totalled £3,167 million. More details are available on this website www.tateandlyle.com.

4 November 2004 – Tate & Lyle PLC

Tate & Lyle to Build New Sucralose Plant in Singapore, Continuing Value Added Growth
£97m Investment to Significantly Boost SPLENDA® Sucralose Output

Tate & Lyle PLC announced today that a new £97 million sucralose manufacturing plant is to be built in Singapore. This will be Tate & Lyle's second sucralose facility and is being constructed in response to strong and sustained international customer demand for SPLENDA® Sucralose.

The new plant, which will complement the highly successful existing operation in McIntosh, Alabama, USA, will use a patented manufacturing process and will be completed by January 2007. Once fully operational, the Singapore plant will have a capacity two-thirds of that at the expanded Alabama facility.

The total capital cost of construction will be £97 million (US$175 million). The plant will be funded from existing resources and is expected to cover the cost of capital during the financial year ending March 2009. After an extensive review of alternative locations, Singapore was selected due to its attractive tariff structures, availability of a highly skilled workforce, proximity to key markets and the excellent support from the Singapore Economic Development Board.

SPLENDA® Sucralose is a no-calorie sweetener that is made from sugar, so it tastes like sugar. Its excellent taste profile and unique functionality as a food ingredient has driven exceptional levels of demand from food and beverage producers around the world. The success of McNeil Nutritionals' SPLENDA® Brand tabletop products has further increased demand.

Iain Ferguson, Chief Executive of Tate & Lyle said:

"We are delighted to announce the construction of a second sucralose plant. SPLENDA® Sucralose continues to enjoy impressive growth in demand across all major food and beverage categories. Together with the previously announced investment in our Alabama facility, the new plant in Singapore will enable us to continue to meet our customers' needs and better serve a growing global market.

"The new plant will broaden our manufacturing base and help facilitate improved access to the Asian and European markets. Sucralose has enjoyed success in Japan since the first products were launched there in 1999 and we aim to replicate this success across the region. European Union approval of sucralose was granted in February 2004 and becomes final in all member states in February 2005.

"By January 2007, we will have more than tripled sucralose manufacturing output compared to the level at the time of the realignment of the SPLENDA® Sucralose business in April 2004. This will significantly contribute to delivering on our strategy of growing the contribution to profit from value added ingredients.

Continued

"We have received excellent support from the Singapore Economic Development Board and look forward to future co-operation. The SPLENDA® Sucralose manufacturing process is sophisticated and patent-protected and technical training of key members of the operational workforce in Singapore will begin shortly to ensure the creation of an expert local workforce ahead of plant commissioning."

Mr Teo Ming Kian Chairman of Singapore Economic Development Board said:

"We are proud that Tate & Lyle, a global leader in renewable ingredients, has chosen Singapore to spearhead its growth in Asia and to be a vital part of the global success of SPLENDA® Sucralose, especially as this is the company's first manufacturing investment in Singapore. High value specialty ingredients is an area that has tremendous potential in Asia as this region develops. Tate & Lyle's choice of Singapore reaffirms our position as a strong combination of trust, science, innovation and connectivity to end markets which will sharpen the competitive edge of these companies. We wish Tate & Lyle every success in its operations in Singapore."

Contacts

Tate & Lyle PLC
Mark Robinson, Head of Investor Relations
Tel: +44(0)20 7626 6525 or Mobile: +44(0)7793 515861
investorrelations@tateandlyle.com

Chris Fox, Director of Corporate Relations (Press)
Tel: +44(0)20 7626 6525 or Mobile: +44(0)7801 808553

Singapore Economic Development Board
Patricia Ng, Head Marketing and Communications
Tel: +65 6832 6004
patricia_ng@edb.gov.sg

Notes to Editors

Tate & Lyle announced the realignment of our sucralose activities in April 2004. Tate & Lyle became the sole manufacturer of sucralose and sells SPLENDA® Sucralose as an ingredient to food and beverage companies worldwide. McNeil Nutritionals buys sucralose from Tate & Lyle and sells SPLENDA® Brand tabletop products worldwide.

Sucralose is currently manufactured at a plant in McIntosh, Alabama, US using a patented process. During 2004, Tate & Lyle announced two expansion projects to this plant. In June, we announced an expansion at a total capital cost of £16 million (US$30 million) to be completed by January 2006. In July, a further expansion of £24 million (US$45 million) to be completed by April 2006 was announced. On completion, these two projects will more than double output capacity compared with that achieved at the time of Tate & Lyle's acquisition.

SPLENDA® Sucralose is used to sweeten over 4,000 products and is being enjoyed by millions of consumers around the world. It is suitable for use by all the family including people with diabetes.

Continued

About Tate & Lyle

Tate & Lyle is a world leader in renewable ingredients. Its core competence is to take corn, wheat or sugar, and add value to these raw materials through technology. As a result of continuous innovation it offers an ever-wider product portfolio of versatile and functional ingredients. These products include Cereal Sweeteners, Starches, Sugars, Citric Acid and SPLENDA® Sucralose. Tate & Lyle products have wide applications in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. With headquarters in London, Tate & Lyle operates more than 41 plants and 20 additional production facilities in 28 countries, almost all in Europe and the Americas. It employs 6,700 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2004 totalled £3,167 million. More details are available on this website www.tateandlyle.com.

SPLENDA® is a trademark of McNeil Nutritionals, LLC

5 November 2004 – Tate & Lyle PLC

RECEIVED

2005 APR 26 A 11:27

Director Shareholding

Tate & Lyle PLC (the "Company") was informed on 5 November 2004 that the following share transactions were completed by Directors of the Company:

On 5 November 2004, Mr Simon Gifford, an Executive Director of the Company, sold 6,000 ordinary shares of the Company at 451 pence per share. Mr Gifford now has an interest in 75,014 ordinary shares in the Company.

On 5 November 2004, Mr Stanley Musesengwa, an Executive Director of the Company, exercised the following options over ordinary shares of the Company under the Tate & Lyle 1992 Executive Share Option Scheme:

i) 13,000 options at 425 pence per share
ii) 26,785 options at 336 pence per share
iii) 70,437 options at 274 pence per share

He subsequently sold 89,253 ordinary shares at 456.50 pence per share to pay the subscription price, tax and National Insurance, and retained 20,969 ordinary shares. Following this transaction, Mr Musesengwa now has an interest in 26,969 ordinary shares in the Company.

10 November 2004 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC was informed on 10 November 2004 that as at 8 November 2004 Barclays PLC and its subsidiaries were holding 26,198,692 ordinary shares in Tate & Lyle PLC in which they have a material interest which is a notifiable interest under Section 199 of the Companies Act 1985 being 5.42 per cent. of the nominal value of the relevant share capital.

Barclays PLC had previously reported holding 19,672,960 ordinary shares in Tate & Lyle PLC as at 14 October 2004 in which they had a material interest which was then 4.07 per cent of the nominal value of the relevant share capital.

NOT FOR RELEASE IN THE UNITED STATES

TATE & LYLE ANNOUNCES GUARANTEED SENIOR NOTE OFFERING

Tate & Lyle announces that its subsidiary, Tate & Lyle International Finance PLC, is issuing a dollar denominated offering of USD 500 million guaranteed senior notes. The Company expects to complete the offering in the near future. Proceeds from the transaction will be used for general corporate purposes and to repay outstanding indebtedness of Tate & Lyle International Finance PLC including amounts outstanding under its commercial paper programme.

The issue will be fully and unconditionally guaranteed by Tate & Lyle PLC. The securities offered have not been registered under the US Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. Accordingly, the securities will be offered and sold only (1) inside the United States to Qualified Institutional Buyers ("QIB's") in compliance with Rule 144A under the Securities Act and (2) outside the US in offshore transactions as defined under Regulation S under the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy debt securities in the US or any other jurisdiction.

Ends

For further information:
Contact: Tate & Lyle PLC – Melanie Haberstroh
020 7626 6525

24 November 2004 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC was informed on 23 November 2004 that as at 17 November 2004 Barclays PLC and its subsidiaries were holding 30,468,126 ordinary shares in Tate & Lyle PLC in which they have a material interest which is a notifiable interest under Section 199 of the Companies Act 1985 being 6.30 per cent. of the nominal value of the relevant share capital.

Barclays PLC had previously reported holding 26,198,692 ordinary shares in Tate & Lyle PLC as at 8 November 2004 in which they had a material interest which was then 5.42 per cent of the nominal value of the relevant share capital.

26 November 2004 – Tate & Lyle PLC

Director Shareholding

Tate & Lyle PLC (the "Company") was informed on 26 November 2004 that the following share transactions were completed by Directors of the Company:

i) On 25 November 2004, Mr Stuart Strathdee, an Executive Director of the Company, exercised options under the Tate & Lyle 2000 Executive Share Option Scheme at 286 pence per share over 89,160 ordinary shares in the Company ("shares"). He subsequently sold 67,512 shares at 490 pence per share to pay the subscription price, tax and National Insurance, and retained the remaining 21,648 shares. Following this transaction, Mr Strathdee now has an interest in 73,062 shares in the Company.

ii) On 26 November 2004, Mr Simon Gifford, an Executive Director of the Company, exercised options under the Tate & Lyle 1992 Executive Share Option Scheme at 425 pence per share over 4,000 shares in the Company. All 4,000 shares were retained following the exercise of the options. Following this transaction, Mr Gifford now has an interest in 79,014 shares in the Company.

29 November 2004 – Tate & Lyle PLC

Tate & Lyle buys leading South African ingredients company Dolcré Food Ingredients (Pty) Ltd. Dolcré re-branding as Tate & Lyle.

Global renewable ingredients company Tate & Lyle has bought leading South African food ingredients company Dolcré. The acquisition brings together the strengths of a global brand and a strong heritage in ingredient manufacturing with the local expertise of an ingredient solutions company in South Africa. Dolcré will begin a re-branding process to change its name to Tate & Lyle South Africa, and will trade under the Tate & Lyle brand.

Dolcré has been buying ingredients and delivering tailor-made food systems to the South African market for the last eight years. The largest importer of fructose and sole distributor of SPLENDA® Sucralose in South Africa, Dolcré has gone from strength to strength since it was founded in 1996 as a food ingredient distributor. Dolcré's ingredient portfolio also includes modified starches, sweeteners, pectins, maltodextrins, fat replacers, flavours and neutraceuticals.

Building on these distribution skills, Dolcré has utilised in-house technological expertise to package blends and ingredient solutions for large and medium sized companies, including several multinationals. Supported by in-house R&D laboratories and technical teams, Dolcré assists with product formulation and new product development.

Tate & Lyle bought a 20% stake in Dolcré in 1998. Recognizing Dolcré's strong performance and collaborative approach to customers as having an excellent fit with Tate & Lyle's food ingredient solutions business, the Group recently bought the remaining 80% stake. Net assets acquired totalled £1.4 million.

"Dolcré's approach to working in partnership was an ideal fit with Tate & Lyle's new customer-focused vision," said Stanley Musesengwa, Tate & Lyle's Chief Operating Officer. "We look forward to building on Dolcré's excellent reputation for customer service and bringing Tate & Lyle's ingredient expertise to the table. Tate & Lyle and Dolcré enjoy a unique fit, sharing the same customer base and having played an important part in each other's business in South Africa for some time."

Diederick Reid, Dolcré's Managing Director, now Managing Director, Tate & Lyle Food & Industrial Ingredients, South Africa welcomes the change: "We have worked with Tate & Lyle for some years now as customer and partner, and have a shared approach to offering customers ingredient solutions tailored to their specific needs. Tate & Lyle has a strong brand presence across the world and at Dolcré we are very proud to become part of Tate & Lyle."

The new identity will be rolled out over the next year. **Ends.**

For more details contact:
Tate & Lyle PLC
Ferne Hudson, (Press) 020 7977 6143
Mark Robinson (Investor Relations) 020 7977 6189

About Tate & Lyle

Tate & Lyle is a world leader in renewable ingredients. Its core competence is to take corn, wheat or sugar, and add value to these raw materials through technology. As a result of continuous innovation it offers an ever-wider product portfolio of versatile and functional ingredients. These products include Cereal Sweeteners, Starches, Sugars, Citric Acid and SPLENDA® Sucralose. Tate & Lyle products have wide applications in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. With headquarters in London, Tate & Lyle operates more than 41 plants and 20 additional production facilities in 28 countries, almost all in Europe and the Americas. It employs 6,700 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2004 totalled £3,167 million. More details are available on this website www.tateandlyle.com.

SPLENDA® is a trademark of McNeil Nutritionals, LLC

1 December 2004 – Tate & Lyle PLC

RECEIVED

2005 APR 26 A 11:27

Director Declaration

The following information is provided in compliance with paragraph 16.4 of the Financial Services Authority's Listing Rules in respect of the appointment of Mr Kai Nargolwala as a Non-Executive Director of Tate & Lyle PLC on 1 December 2004 (as announced on 3 November 2004).

i) Mr Nargolwala is currently a director of Standard Chartered PLC (appointed on 7 May 1999). He holds no directorships in any other publicly quoted companies and has not done so in the last five years.

ii) There are no details to disclose under paragraph 6.F.2(b) to (g) of the Listing Rules in relation to Mr Nargolwala.

At the date of his appointment, Mr Nargolwala had no interest in ordinary shares or options in Tate & Lyle PLC.

Robert Gibber
Company Secretary
Tate & Lyle PLC

9 December 2004 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC was informed on 9 December 2004 by Compagnie Industrielle et Financiere des Produits Amylaces S.A. (CIP) that they and their subsidiaries had agreed to sell all their shares in Tate & Lyle PLC and that following such sale they would no longer have an interest in the ordinary shares of Tate & Lyle PLC.

As announced on 29 March 2001, CIP had previously reported an interest in 48,183,913 ordinary shares which at that date was approximately 10 per cent. of the Tate & Lyle ordinary share capital.

13 December 2004 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC was informed on 10 December 2004 that as at 7 December 2004 Barclays PLC, through various legal entities listed below, has a notifiable interest for the purposes of Part VI of the Companies Act 1985 in 49,565,091 ordinary shares in Tate & Lyle PLC, being 10.21 per cent. of the nominal value of the relevant share capital.

Barclays PLC had previously reported holding 30,468,126 ordinary shares in Tate & Lyle PLC as at 17 November 2004 in which they had a material interest which was then 6.30 per cent of the nominal value of the relevant share capital.

Legal Entity	Holding	Percentage Held
Barclays Global Investors Ltd	20,643,383	4.2531
Barclays Global Investors Australia Ltd	317,649	0.0657
Barclays Private Bank Ltd	8,670	0.0018
Barclays Global Fund Advisors	901,860	0.1858
Barclays Global Investors Ltd	13,279,519	2.7359
Barclays Private Bank and Trust Ltd	1,602	0.0003
Woolwich Unit Trust Managers Ltd	2,359,855	0.4862
Barclays Global Investors Japan Ltd	136,139	0.0282
Barclays Global Investors N.A.	10,487,967	2.1608
Gerrard Ltd	7,358	0.0015
Barclays Bank Trust Company Ltd	15,941	0.0033
Barclays Private Bank and Trust Ltd	2,188	0.0005
Barclays Global Investors Japan Trust & Banking	391,224	0.0809
Barclays Bank Trust Company Ltd	700	0.0001
Barclays Bank Life Assurance Co Ltd	1,011,036	0.2083
Group Holding	**49,565,091**	**10.2124**

Registered Holder	Holding
Bank of Ireland	73,132
Bank of Ireland	170,632
Bank of Ireland	59,268
Bank of Ireland	107,963
Bank of New York	20,864
Bank of New York	1,939
Bank of New York	770,456

Bank of New York	116,213
Bank of New York	1,150,182
Bank of New York	1,637,795
Bank of New York	120,774
Barclays Noms Monument R97	700
Barclays Trust Co R69	15,941
BNP Paribas	48,794
BNY (OCS) Nominees Ltd	118,576
BNY (OCS) Nominees Ltd	262,710
BOISS Nominees Ltd	205,783
BT Globenet Nominees Ltd	3,539
Chase Nominees Ltd	285,940
Chase Nominees Ltd	32,518
Chase Nominees Ltd	61,765
Chase Nominees Ltd	92,201
Chase Nominees Ltd	328,009
Chase Nominees Ltd	1,167,250
Chase Nominees Ltd	15,051,276
Chase Nominees Ltd	129,124
Chase Nominees Ltd	42,459
Chase Nominees Ltd	54,319
Chase Nominees Ltd	75,509
Chase Nominees Ltd	101,730
Chase Nominees Ltd	142,366
Chase Nominees Ltd	298,203
Chase Nominees Ltd	11,833
Chase Nominees Ltd	15,213
Chase Nominees Ltd	183,438
Chase Nominees Ltd	111,243
Chase Nominees Ltd	464,530
CIBC Mellon Global Securities	44,412
Citibank	46,120
Citibank	330,407
Citibank	133,986
Citibank	118,092
Clydesdale Nominees	2,188
Deutsche Bank London	7,084
Deutsche Bank London	290,175
HSBC	326,341
HSBC	39,765
HSBC	34,867
HSBC	13,857
Investors Bank and Trust Co.	717,504
Investors Bank and Trust Co.	4,900
Investors Bank and Trust Co.	38,249
Investors Bank and Trust Co.	481,964

Investors Bank and Trust Co.	1,302,568
Investors Bank and Trust Co.	97,811
Investors Bank and Trust Co.	60,663
Investors Bank and Trust Co.	5,023
Investors Bank and Trust Co.	30,518
Investors Bank and Trust Co.	12,132
Investors Bank and Trust Co.	13,427
Investors Bank and Trust Co.	106,848
Investors Bank and Trust Co.	566,055
Investors Bank and Trust Co.	369,431
Investors Bank and Trust Co.	2,010,235
Investors Bank and Trust Co.	3,900,629
Investors Bank and Trust Co.	4,713
JP Morgan (BGI Custody)	160,755
JP Morgan (BGI Custody)	31,280
JP Morgan (BGI Custody)	265,322
JP Morgan (BGI Custody)	293,909
JP Morgan (BGI Custody)	57,984
JP Morgan (BGI Custody)	72,388
JP Morgan (BGI Custody)	129,398
JP Morgan (BGI Custody)	5,278,534
JP Morgan (BGI Custody)	112,651
JP Morgan (BGI Custody)	68,207
JP Morgan (BGI Custody)	198,856
JP Morgan (BGI Custody)	44,000
JP Morgan (BGI Custody)	27,633
JP Morgan (BGI Custody)	5,227
JP Morgan (BGI Custody)	49,125
JP Morgan (BGI Custody)	138,266
JP Morgan (BGI Custody)	169,178
JP Morgan (BGI Custody)	1,312
JP Morgan (BGI Custody)	1,536,821
JP Morgan (BGI Custody)	311,199
JP Morgan Chase Bank	65,875
JP Morgan Chase Bank	12,041
JP Morgan Chase Bank	251,774
JP Morgan Chase Bank	3,211
JP Morgan Chase Bank	50,719
JP Morgan Chase Bank	9,770
JP Morgan Chase Bank	16,255
JP Morgan Chase Bank	208,977
JP Morgan Chase Bank	4,503
JP Morgan Chase Bank	4,346
JP Morgan Chase Bank	1,461
JP Morgan Chase Bank	17,142
JP Morgan Chase Bank	3,147

JP Morgan Chase Bank	26,311
JP Morgan Chase Bank	49,883
JP Morgan Chase Bank	44,759
Master Trust Bank	3,336
Mellon Bank	1,253,011
Mellon Bank	49,202
Mellon Trust – Boston & SF	61,491
Mellon Trust – Boston & SF	208,027
Mellon Trust of New England	258,957
Midland Bank (HSBC Bank PLC)	456,914
Mitsubishi Trust International	2,549
Northern Trust	369,529
Northern Trust	29,459
Northern Trust	125,936
Northern Trust	44,972
Northern Trust	102,474
Northern Trust	690,324
Northern Trust Bank – BGI SEPA	230,514
Northern Trust Bank – BGI SEPA	336,806
Northern Trust Bank – BGI SEPA	60,825
R C Greig Nominees a/c	500
R C Greig Nominees GP1	5,008
R C Greig Nominees SA1	1,850
Reflex Nominees Ltd	1,602
State Street	6,610
State Street	66,833
State Street	8,408
State Street	237,343
State Street	126,661
State Street	20,110
State Street	14,026
State Street Boston	362,757
State Street Boston	34,999
Sumitomo TB	1,252
UBS	10,232
Wells Fargo Seattle – Wire Ban	7,534
Zeban Nominees Limited	8,670
Group Holding	**49,565,091**

13 December 2004 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC (the "Company") was informed on 10 December 2004 that, as a result of the sale by Compagnie Industrielle et Financiere des Produits Amylaces S.A. ("CIP") of 48,350,000 ordinary shares of 25 pence each ("ordinary shares") in the Company, Archer Daniels Midland Company ("ADM") has now ceased for the purposes of Part VI of the Companies Act 1985 to be interested in 48,350,000 ordinary shares in the Company.

As announced on 16 August 2000, ADM had previously reported an interest in 75,851,086 ordinary shares in the Company which at that date was 15.75 per cent. of the ordinary share capital. This interest included CIP's interest at that date in 48,083,913 ordinary shares in the Company.

Accordingly, ADM has informed the Company it now has an interest in 27,872,173 ordinary shares in the Company which is 5.74 per cent. of the ordinary share capital. These shares are registered in the name of ISI Nominees Ltd.

15 December 2004 – Tate & Lyle PLC

Director Shareholding

Tate & Lyle PLC (the "Company") was informed on 15 December 2004 that Stanley Musesengwa, an executive director of the Company, was granted 2,310 options under the Tate & Lyle 2001 Sharesave Scheme on 7 December 2004. The option price for the grant is 410 pence per share and the options granted are normally exerciseable during the period from 1 March 2008 to 31 August 2008. Following this grant, Mr Musesengwa now holds options over 696,975 ordinary shares in the Company.

17 December 2004 – Tate & Lyle PLC

RECEIVED
2005 APR 26 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Holding(s) in Company

Tate & Lyle PLC was informed on 17 December 2004 that as at 9 December 2004 Barclays PLC, through various legal entities listed below, has a notifiable interest for the purposes of Part VI of the Companies Act 1985 in 53,727,012 ordinary shares in Tate & Lyle PLC, being 11.07 per cent. of the ordinary share capital.

Barclays PLC had previously reported holding 49,565,091 ordinary shares in Tate & Lyle PLC as at 7 December 2004 in which they had a notifiable interest which was then 10.21 per cent of the ordinary share capital.

Legal Entity	Holding	Percentage Held
Barclays Bank Trust Company Ltd	15,941	0.0033
Barclays Global Investors Australia Ltd	360,591	0.0746
Barclays Private Bank and Trust Ltd	2,188	0.0005
Gerrard Ltd	7,358	0.0015
Barclays Global Investors, N.A.	10,794,956	2.2240
Barclays Bank Trust Company Ltd	700	0.0001
Barclays Global Investors Japan Trust & Banking	391,224	0.0809
Barclays Private Bank and Trust Ltd	1,602	0.0003
Woolwich Unit Trust Managers Ltd	3,240,212	0.6703
Barclays Global Fund Advisors	902,955	0.1868
Barclays Global Investors Japan Ltd	136,139	0.0282
Barclays Global Investors Ltd	21,645,334	4.4595
Barclays Bank Life Assurance Co Ltd	1,503,493	0.3110
Barclays Global Investors Ltd	14,715,649	3.0318
Barclays Private Bank Ltd	8,670	0.0018
Group Holding	**53,727,012**	**11.0746**

Registered Holder	Holding
Bank of Ireland	73,132
Bank of Ireland	170,632
Bank of Ireland	59,268
Bank of Ireland	112,319
Bank of New York	20,864
Bank of New York	1,939
Bank of New York	1,272,081

Bank of New York	192,724
Bank of New York	1,21,758
Bank of New York	1,699,655
Bank of New York	124,154
Barclays Noms Monument R97	700
Barclays Trust Co R69	15,941
BNP Paribas	48,794
BNY (OCS) Nominees Ltd	118,576
BNY (OCS) Nominees Ltd	269,994
BOISS Nominees Ltd	205,783
BT Globenet Nominees Ltd	3,539
Chase Nominees Ltd	289,967
Chase Nominees Ltd	32,518
Chase Nominees Ltd	61,765
Chase Nominees Ltd	95,427
Chase Nominees Ltd	686,597
Chase Nominees Ltd	1,184,168
Chase Nominees Ltd	16,014,213
Chase Nominees Ltd	195,184
Chase Nominees Ltd	42,459
Chase Nominees Ltd	54,319
Chase Nominees Ltd	101,730
Chase Nominees Ltd	75,509
Chase Nominees Ltd	142,366
Chase Nominees Ltd	205,563
Chase Nominees Ltd	11,833
Chase Nominees Ltd	13,207
Chase Nominees Ltd	183,438
Chase Nominees Ltd	278,633
Chase Nominees Ltd	529,434
CIBC Mellon Global Securities	44,412
Citibank	46,120
Citibank	617,218
Citibank	133,986
Citibank	118,092
Clydesdale Nominees	2,188
Deutsche Bank London	7,084
Deutsche Bank London	290,175
HSBC	349,934
HSBC	39,765
HSBC	34,867
HSBC	13,857
Investors Bank and Trust Co.	13,427
Investors Bank and Trust Co.	4,900
Investors Bank and Trust Co.	30,518
Investors Bank and Trust Co.	97,811

Investors Bank and Trust Co.	5,023
Investors Bank and Trust Co.	1,351,594
Investors Bank and Trust Co.	566,055
Investors Bank and Trust Co.	4,080,056
Investors Bank and Trust Co.	369,431
Investors Bank and Trust Co.	481,964
Investors Bank and Trust Co.	2,042,447
Investors Bank and Trust Co.	39,421
Investors Bank and Trust Co.	717,504
Investors Bank and Trust Co.	61,758
Investors Bank and Trust Co.	106,848
Investors Bank and Trust Co.	12,132
Investors Bank and Trust Co.	4,713
JP Morgan (BGI Custody)	160,755
JP Morgan (BGI Custody)	31,280
JP Morgan (BGI Custody)	485,436
JP Morgan (BGI Custody)	293,909
JP Morgan (BGI Custody)	57,984
JP Morgan (BGI Custody)	179,410
JP Morgan (BGI Custody)	294,719
JP Morgan (BGI Custody)	5,313,521
JP Morgan (BGI Custody)	112,651
JP Morgan (BGI Custody)	68,207
JP Morgan (BGI Custody)	198,856
JP Morgan (BGI Custody)	45,457
JP Morgan (BGI Custody)	27,633
JP Morgan (BGI Custody)	5,227
JP Morgan (BGI Custody)	49,125
JP Morgan (BGI Custody)	138,266
JP Morgan (BGI Custody)	282,325
JP Morgan (BGI Custody)	2,340
JP Morgan (BGI Custody)	1,536,821
JP Morgan (BGI Custody)	363,689
JPM Frankfurt	34,390
JP Morgan Chase Bank	12,041
JP Morgan Chase Bank	294,716
JP Morgan Chase Bank	65,875
JP Morgan Chase Bank	9,770
JP Morgan Chase Bank	4,503
JP Morgan Chase Bank	50,719
JP Morgan Chase Bank	3,147
JP Morgan Chase Bank	208,977
JP Morgan Chase Bank	49,883
JP Morgan Chase Bank	44,759
JP Morgan Chase Bank	16,255
JP Morgan Chase Bank	3,211

JP Morgan Chase Bank	4,346
JP Morgan Chase Bank	17,142
JP Morgan Chase Bank	26,311
JP Morgan Chase Bank	1,416
Master Trust Bank	3,336
Mellon Bank	1,435,421
Mellon Bank	49,202
Mellon Trust – Boston & SF	61,491
Mellon Trust – Boston & SF	216,898
Mellon Trust of New England	268,995
Midland Bank (HSBC Bank PLC)	717,874
Mitsubishi Trust International	2,549
Northern Trust	383,964
Northern Trust	29,459
Northern Trust	133,031
Northern Trust	48,058
Northern Trust	102,474
Northern Trust	728,337
Northern Trust Bank – BGI SEPA	63,325
Northern Trust Bank – BGI SEPA	239,989
Northern Trust Bank – BGI SEPA	351,074
R C Greig Nominees a/c	500
R C Greig Nominees GP1	5,008
R C Greig Nominees SA1	1,850
Reflex Nominees Ltd	1,602
State Street	6,610
State Street	66,833
State Street	8,408
State Street	237,343
State Street	126,661
State Street	20,110
State Street	14,026
State Street Boston	362,757
State Street Boston	34,999
Sumitomo TB	1,252
UBS	10,232
Wells Fargo Seattle – Wire Ban	7,534
Zeban Nominees Limited	8,670
Group Holding	**53,727,012**

22 December 2004 – Tate & Lyle PLC

Director Shareholding

Tate & Lyle PLC (the "Company") was informed on 21 December 2004 by the Manager of the Company's Corporate Personal Equity Plans ("PEPs") that on 20 December 2004 a purchase of 2 ordinary shares in the Company were made at a price of 478.19 pence per share for Mr Simon Gifford, an Executive Director of the Company. Mr Gifford now has an interest in 79,016 ordinary shares in the Company.

13 January 2005 – Tate & Lyle PLC

Director Shareholding

Tate & Lyle PLC was informed on 13 January 2005 that 25 Tate & Lyle Ordinary shares were acquired at 453.75 pence each share on 11 January 2005 for a corporate individual savings account (ISA) owned by Mr Simon Gifford who is an executive director of Tate & Lyle PLC. Mr Gifford now has an interest in 79,041 Ordinary shares in Tate & Lyle PLC.

25 January 2005 – Tate & Lyle PLC

Trading Update

Tate & Lyle issues the following routine trading update following annual sales contract pricing rounds at two of its major businesses.

Trading since the announcement of our interim results on 4 November 2004 has continued to go well and the outlook for the year to 31 March 2005 has not altered.

Tate & Lyle Food and Industrial Ingredients Americas (formerly Staley) has substantially completed the negotiation of its calendar 2005 sales contracts. Overall in calendar 2005 in local currency, and despite higher energy costs, we expect at least to maintain sweetener total net margins at calendar 2004 levels. We anticipate achieving higher total net margins on value added food ingredients and other products.

The 2005 calendar sweetener pricing round for Tate & Lyle Food and Industrial Ingredients Europe (formerly Amylum) has been competitive. After higher energy costs we expect total sweetener and starch net margins to be slightly below those achieved in calendar 2004.

Demand for sucralose remains strong and our expansion projects are on track.

For more information contact Tate & Lyle PLC:

Mark Robinson, Head of Investor Relations
Tel: +44(0)20 7626 6525 or Mobile: +44(0)7793 515 861
Email: investorrelations@tateandlyle.com

Chris Fox, Director of Corporate Relations (Press)
Tel: +44(0)20 7626 6525 or Mobile: +44(0)7801 808553

About Tate & Lyle
Tate & Lyle is a world leader in renewable ingredients. Its core competence is to take corn, wheat or sugar, and add value to these raw materials through technology. As a result of continuous innovation it offers an ever-wider product portfolio of versatile and functional ingredients. These products include Cereal Sweeteners, Starches, Sugars, Citric Acid and SPLENDA® Sucralose. Tate & Lyle products have wide applications in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries.

With headquarters in London, Tate & Lyle operates more than 41 plants and 20 additional production facilities in 28 countries, almost all in Europe and the Americas. It employs 6,700 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2004 totalled £3,167 million. More details are available on this website www.tateandlyle.com.

29 March 2005 – Tate & Lyle PLC

Trading Update prior to Closed Period

Before entering its closed period for the year ending 31 March 2005 and prior to meeting with stockbrokers' analysts, Tate & Lyle issues the following routine trading update. The preliminary announcement of results for the year ending 31 March 2005 will be made on 2 June 2005.

Since the update on 25 January 2005 Tate & Lyle's overall trading performance has continued to be good and in line with our expectations.

Demand for our high intensity sweetener SPLENDA® Sucralose remains very strong with current production capacity fully utilised. Work on the plant expansions in McIntosh, Alabama, and the construction of the new plant in Singapore remains on track. There have been recent announcements concerning the launch of diet carbonated soft drinks which will include SPLENDA® Sucralose.

Food and Industrial Ingredients, Americas has performed well, again benefiting from growth in value added food ingredients.

The construction of the Bio-3G plant in Loudon, Tennessee, is progressing satisfactorily.

Our sugar operations in Canada, Vietnam and Mexico continue to perform in line with our expectations.

The good performance from SPLENDA® Sucralose has offset both lower sweetener margins in Food and Industrial Ingredients, Europe (as reported in our trading update on 25 January 2005), and the impact of higher cost export licences in Sugars, Europe.

END

For more information contact Tate & Lyle PLC:
Mark Robinson, Head of Investor Relations
Tel: +44(0)20 7626 6525 or Mobile: +44(0)7793 515 861

Chris Fox, Director of Corporate Relations (Press)
Tel: +44(0)20 7626 6525 or Mobile: +44(0)77801 808553

About Tate & Lyle:
Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 60 production facilities in 28 countries, throughout Europe, the Americas and South East Asia. It employs 6,700 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2004 totalled £3.1 billion. Additional information can be found on www.tateandlyle.com.

8 February 2005 – Tate & Lyle PLC

SPLENDA® Sucralose to be used in Coca-Cola North America's new addition to the Diet Coke family

Tate & Lyle PLC is pleased to confirm that, as Coca-Cola North America has announced, SPLENDA® Sucralose will be used in the new addition to the Diet Coke family to be launched in the second quarter of calendar 2005. Diet Coke Sweetened with SPLENDA® Brand Sweetener will feature the SPLENDA® logo on both the label and the packaging.

Whilst this was part of our business plan and will have no material impact on Tate & Lyle's short term earnings, it is further confirmation of the longer term market potential of SPLENDA® Sucralose.

For more information contact Tate & Lyle PLC:

Mark Robinson, Head of Investor Relations
Tel: +44(0)20 7626 6525 or Mobile: +44(0)7793 515 861
Email: investorrelations@tateandlyle.com

Ferne Hudson, Public Relations Manager (Press)
Tel: +44(0)20 7977 6143 or Mobile: +44(0)7713 067433

About Tate & Lyle

Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 60 production facilities in 28 countries, throughout Europe, the Americas and South East Asia. It employs 6,700 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2004 totalled £3.1 billion. Additional information can be found on www.tateandlyle.com.

10 February 2005 – Tate & Lyle PLC

Director Shareholding

Tate & Lyle PLC (the "Company") was informed on 9 February 2005 that on 8 February 2005, Mr Stanley Musesengwa, an Executive Director of the Company, exercised options under the Tate & Lyle 2000 Executive Share Option Scheme at 286 pence per share over 71,678 ordinary shares in the Company ("shares").

He subsequently sold 59,596 shares at 494.90 pence per share (which included sufficient shares to pay the acquisition costs, tax and national insurance) and retained 12,082 shares. Following this transaction, Mr Musesengwa now has an interest in 39,051 shares in the Company.

21 February 2005 – Tate & Lyle PLC

Tate & Lyle to invest up to £25 million in new venture fund – Tate & Lyle Ventures

Tate & Lyle PLC announced today an investment of up to £25 million over a five-year period to set up a wholly-owned venture fund, Tate & Lyle Ventures. The new venture fund will invest in start-ups and expansion-stage companies that support Tate & Lyle's strategic growth focus to deliver next-generation food and industrial ingredients.

"Tate & Lyle Ventures is a natural next step for Tate & Lyle," said Mark Robinson, Group Planning and Business Development Director, Tate & Lyle. "We are currently enjoying exciting success with SPLENDA® Sucralose and have innovative products nearing commercialisation such as Aquasta™ Astaxanthin and our bio-polymer ingredient Bio-3G.

"Tate & Lyle Ventures will be an important vehicle for the Group to continue to invest in innovative products and new technologies. It will complement our internal research capability, which has an excellent track record in new product development, and allow us to stay even closer to external developments in our industry. We will leverage our global business knowledge and expertise, seeking to add more than money to the businesses in which we invest. We want to work together as real partners to help them grow and succeed.

"We also believe the opportunities for smart ingredients and renewable technologies will offer good investment returns and will fill an important gap in the venture investment market. By setting up Tate & Lyle Ventures we are investing in growth, supporting innovation in high-specification ingredients and ultimately delivering more choice to our customers."

The fund will employ specialists sourced from the private equity or venture capital industry. Russell Reynolds Associates has been appointed to undertake an international search.

For more details contact:

Mark Robinson, (Investor Relations) +44 (0)20 7977 6189
Chris Fox, (Press) +44 (0)20 7977 6234

About Tate & Lyle:
Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose. Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 60 production facilities in 28 countries, throughout Europe, the Americas and South East Asia. It employs 6,700 people in its

subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2004 totalled £3.1 billion. Additional information can be found on www.tateandlyle.com.

SPLENDA® is a trademark of McNeil Nutritionals, LLC

Notes to Editors

- Aquasta™ Astaxanthin is an essential nutrient for farm-raised fish produced by our joint venture with biotech company, Igene Biotechnology, Inc.
- Bio-3G is made from corn and will be produced by joint venture DuPont Tate & Lyle BioProducts, LLC. Bio-3G is used to produce DuPont's textile polymer DuPont™ Sorona®.

22 February 2005 – Tate & Lyle PLC

Additional Listing

Application has been made to the UK Listing Authority for the listing of, and to the London Stock Exchange for the Admission of 444,505 Ordinary Shares of 25p each fully paid, ranking *pari passu* with the existing ordinary shares, to the Official List.

These shares have been allotted following the exercise of options under the Tate & Lyle International Executive Share Option Scheme.

Application has also been made to the UK Listing Authority for the block listing of, and to the London Stock Exchange for the Admission of 1,250,000 Ordinary Shares of 25p each fully paid, ranking *pari passu* with the existing ordinary shares, to the Official List.

These shares will be issued pursuant to the exercise of options under the Tate & Lyle 1992 Executive Share Option Scheme.

Copies of this brochure are available for inspection from Hoare Govett Limited up to and including 14 days from date thereof.

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company	TATE & LYLE PLC
2.	Name of scheme	TATE & LYLE 2001 SHARESAVE SCHEME
3.	Period of return: From 1 JULY 2004 to 31 DECEMBER 2004	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,498,497
5.	Number of shares issued/allotted under scheme during period:	1,353
6.	Balance under scheme not yet issued/allotted at end of period	1,497,144
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	

Please confirm total number of shares in issue at the end of the period in order for us to update our records

485,465,015

Contact for queries:

Name: ROWAN ADAMS

Telephone: 0207 977 6278

Address: TATE & LYLE PLC
SUGAR QUAY
LOWER THAMES STREET
LONDON EC3R 6DQ

Person making return

Name: Rowan Adams

Position: Deputy Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company	TATE & LYLE PLC
2.	Name of scheme	TATE & LYLE 1992 SHARESAVE SCHEME
3.	Period of return: From 1 JULY 2004 to 31 DECEMBER 2004	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	628,830
5.	Number of shares issued/allotted under scheme during period:	190,586
6.	Balance under scheme not yet issued/allotted at end of period	438,244
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	

Please confirm total number of shares in issue at the end of the period in order for us to update our records

485,465,015

Contact for queries:	Address: TATE & LYLE PLC SUGAR QUAY LOWER THAMES STREET LONDON EC3R 6DQ
Name: ROWAN ADAMS	
Telephone: 0207 977 6278	

Person making return

Name: Rowan Adams

Position: Deputy Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company	TATE & LYLE PLC
2.	Name of scheme	TATE & LYLE 1992 EXECUTIVE SHARE OPTION SCHEME
3.	Period of return: From 1 JULY 2004 to 31 DECEMBER 2004	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,520,492
5.	Number of shares issued/allotted under scheme during period:	1,006,610
6.	Balance under scheme not yet issued/allotted at end of period	513,882
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	

Please confirm total number of shares in issue at the end of the period in order for us to update our records

485,465,015

Contact for queries:	Address: TATE & LYLE PLC SUGAR QUAY LOWER THAMES STREET LONDON EC3R 6DQ
Name: ROWAN ADAMS	
Telephone: 0207 977 6278	

Person making return

Name: Rowan Adams

Position: Deputy Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company	TATE & LYLE PLC
2.	Name of scheme	TATE & LYLE 1992 INTERNATIONAL EXECUTIVE SHARE OPTION SCHEME
3.	Period of return: From 1 JULY 2004 to 31 DECEMBER 2004	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	890,018
5.	Number of shares issued/allotted under scheme during period:	890,018
6.	Balance under scheme not yet issued/allotted at end of period	Nil
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	

Please confirm total number of shares in issue at the end of the period in order for us to update our records

485,465,015

Contact for queries:

Name: ROWAN ADAMS

Telephone: 0207 977 6278

Address: TATE & LYLE PLC
SUGAR QUAY
LOWER THAMES STREET
LONDON EC3R 6DQ

Person making return

Name: Rowan Adams

Position: Deputy Company Secretary

24 February 2005 – Tate & Lyle PLC

Director Shareholding

Tate & Lyle PLC ("the Company") was informed on 24 February 2005 that Mr Simon Gifford, an Executive Director of the Company, had sold 2,500 ordinary shares in the Company on 23 February 2005 at 510.50 pence per share. Following this transaction, Mr Gifford now has an interest in 76,541 ordinary shares in Tate & Lyle PLC.

2 March 2005 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC (the "Company") was informed on 1 March 2005 that, as a result of the sale by ISI Nominees Limited of 27,872,173 ordinary shares of 25 pence each in the Company, Archer Daniels Midland Company ("ADM") has ceased to have an interest in any ordinary shares of the Company.

As announced on 13 December 2004, ADM had previously reported an interest in 27,872,173 ordinary shares in the Company which at that date was 5.74 per cent. of the ordinary share capital of the Company.

16 March 2005 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC was informed on 16 March 2005 that as at 8 March 2005 Barclays PLC, through various legal entities listed below, has a notifiable interest for the purposes of Part VI of the Companies Act 1985 in 64,722,832 ordinary shares in Tate & Lyle PLC, being 13.32 per cent. of the ordinary share capital.

Barclays PLC had previously reported holding 53,727,012 ordinary shares in Tate & Lyle PLC as at 9 December 2004 in which they had a notifiable interest which was then 11.07 per cent of the ordinary share capital.

Legal Entity	Holding	Percentage Held
Barclays Bank Trust Company Ltd	700	0.0001
Barclays Global Investors Australia Ltd	429,409	0.0884
Gerrard Ltd	15,975	0.0033
Barclays Global Investors, N.A.	11,769,627	2.4216
Barclays Bank Trust Company Ltd	16,757	0.0034
Barclays Global Investors Japan Trust & Banking	441,165	0.0908
Barclays Private Bank and Trust Ltd	1,602	0.0003
Woolwich Unit Trust Managers Ltd	2,947,408	0.6064
Barclays Global Investors Japan Ltd	324,521	0.0668
Barclays Global Investors Ltd	24,368,271	5.0138
Barclays Global Investors Ltd	21,791,112	4.4835
Barclays Life Assurance Co Ltd	1,512,255	0.3111
Barclays Global Fund Advisors	1,065,360	0.2192
Barclays Private Bank Ltd	38,670	0.0080
Group Holding	**64,722,832**	**13.3167**

Registered Holder	Holding
Bank of Ireland	57,423
Bank of Ireland	190,706
Bank of Ireland	318,025
Bank of Ireland	305,309
Bank of New York	20,864
Bank of New York	1,939
Bank of New York	1,399,656
Bank of New York	195,662
Bank of New York	1,226,322

Bank of New York	1,383,021
Bank of New York	125,750
Bank of New York	103,911
Barclays Noms Monument R97	700
Barclays Trust Co AS Exec/ADM	416
Barclays Trust Co E39	400
Barclays Trust Co R69	15,941
BNP Paribas	157,426
BNY (OCS) Nominees Ltd	117,069
BNY (OCS) Nominees Ltd	296,982
BT Globenet Nominees Ltd	3,539
Chase Nominees Ltd	272,813
Chase Nominees Ltd	70,457
Chase Nominees Ltd	61,765
Chase Nominees Ltd	99,376
Chase Nominees Ltd	598,296
Chase Nominees Ltd	848,141
Chase Nominees Ltd	16,214,440
Chase Nominees Ltd	206,121
Chase Nominees Ltd	33,085
Chase Nominees Ltd	50,999
Chase Nominees Ltd	68,381
Chase Nominees Ltd	96,092
Chase Nominees Ltd	129,287
Chase Nominees Ltd	220,381
Chase Nominees Ltd	275,300
Chase Nominees Ltd	178,191
Chase Nominees Ltd	583,882
Chase Nominees Ltd	4,158
Chase Nominees Ltd	51,426
CIBC Mellon Global Securities	92,401
Citibank	46,120
Citibank	585,103
Citibank	122,134
Citibank	131,730
Deutsche Bank London	8,438
Deutsche Bank London	373,888
Dummy	92,401
Dummy	4,462,164
Dummy	1,511,424
Dummy	349,137
Dummy	9,551
Dummy	42,875
Dummy	568,029
Dummy	360,211
Dummy	77,535

Dummy	293,634
Dummy	374,233
Dummy	17,425
Dummy	157,426
Dummy	233,278
Dummy	316,528
EXPORT	2,655
HSBC	353,048
HSBC	39,765
HSBC	34,867
HSBC	13,857
HSBC Nominees	120,474
Investors Bank and Trust Co.	568,029
Investors Bank and Trust Co.	9,551
Investors Bank and Trust Co.	42,875
Investors Bank and Trust Co.	17,425
Investors Bank and Trust Co.	572,095
Investors Bank and Trust Co.	98,275
Investors Bank and Trust Co.	2,102,696
Investors Bank and Trust Co.	30,328
Investors Bank and Trust Co.	4,462,164
Investors Bank and Trust Co.	349,137
Investors Bank and Trust Co.	1,511,424
Investors Bank and Trust Co.	5,023
Investors Bank and Trust Co.	5,222
Investors Bank and Trust Co.	99,256
Investors Bank and Trust Co.	864,912
Investors Bank and Trust Co.	83,838
Investors Bank and Trust Co.	12,132
JP Morgan (BGI Custody)	18,397
JP Morgan (BGI Custody)	1,595
JP Morgan (BGI Custody)	6,598
JP Morgan (BGI Custody)	160,755
JP Morgan (BGI Custody)	31,280
JP Morgan (BGI Custody)	489,560
JP Morgan (BGI Custody)	282,599
JP Morgan (BGI Custody)	57,984
JP Morgan (BGI Custody)	184,195
JP Morgan (BGI Custody)	305,882
JP Morgan (BGI Custody)	5,276,226
JP Morgan (BGI Custody)	105,029
JP Morgan (BGI Custody)	69,942
JP Morgan (BGI Custody)	198,610
JP Morgan (BGI Custody)	44,928
JP Morgan (BGI Custody)	27,633
JP Morgan (BGI Custody)	5,227

JP Morgan (BGI Custody)	45,034
JP Morgan (BGI Custody)	137,102
JP Morgan (BGI Custody)	273,793
JP Morgan (BGI Custody)	2,340
JP Morgan (BGI Custody)	1,536,821
JP Morgan (BGI Custody)	359,933
JPM Frankfurt	329,942
JP Morgan Chase Bank	12,041
JP Morgan Chase Bank	69,198
JP Morgan Chase Bank	360,211
JP Morgan Chase Bank	9,770
JP Morgan Chase Bank	4,503
JP Morgan Chase Bank	18,397
JP Morgan Chase Bank	8,628
JP Morgan Chase Bank	52,341
JP Morgan Chase Bank	217,973
JP Morgan Chase Bank	13,534
JP Morgan Chase Bank	51,794
JP Morgan Chase Bank	44,759
JP Morgan Chase Bank	16,255
JP Morgan Chase Bank	3,211
JP Morgan Chase Bank	4,346
JP Morgan Chase Bank	938
JP Morgan Chase Bank	30,481
JP Morgan Chase Bank	72,117
JP Morgan Chase Bank	25,200
JP Morgan Chase Bank	24,770
JP Morgan Chase Bank	46,424
JP Morgan Chase Bank	22,683
KAS Associates	42,231
Master Trust Bank	15,516
Mellon	40,444
Mellon Bank	1,420,902
Mellon Bank	49,202
Mellon Trust – Boston & SF	233,278
Mellon Trust – Boston & SF	58,428
Mellon Trust of New England	293,634
Midland Bank (HSBC Bank PLC)	723,506
Mitsubishi Trust International	8,071
Mitsubishi Trust International	2,549
Northern Trust	34,040
Northern Trust	387,269
Northern Trust	29,459
Northern Trust	140,179
Northern Trust	58,673
Northern Trust	102,474

Northern Trust	731,315
Northern Trust Bank – BGI SEPA	374,233
Northern Trust Bank – BGI SEPA	77,535
Northern Trust Bank – BGI SEPA	316,528
R C Greig Nominees GP1	8,055
R C Greig Nominees SA1	7,920
Reflex Nominees Ltd	1,602
State Street	2,655
State Street	6,610
State Street	66,833
State Street	8,408
State Street	237,343
State Street	102,422
State Street	19,047
State Street	14,026
State Street Boston	34,999
State Street Boston	343,119
Sumitomo TB	4,738
UBS	10,232
Wells Fargo Seattle – Wire Ban	6,983
Zeban Nominees Limited	38,670
Group Holding	**64,722,832**

23 March 2005 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC was informed on 23 March 2005 that as at 16 March 2005 Barclays PLC, through various legal entities listed below, has a notifiable interest for the purposes of Part VI of the Companies Act 1985 in 55,689,012 ordinary shares in Tate & Lyle PLC, being 11.46 per cent. of the ordinary share capital.

Barclays PLC had previously reported holding 64,722,832 ordinary shares in Tate & Lyle PLC as at 8 March 2005 in which they had a notifiable interest which was then 13.32 per cent of the ordinary share capital.

Legal Entity	Holding	Percentage Held
Barclays Bank Trust Company Ltd	16,757	0.0034
Barclays Global Investors Australia Ltd	429,409	0.0884
Gerrard Ltd	16,695	0.0034
Barclays Global Investors, N.A.	11,779,846	2.4237
Barclays Bank Trust Company Ltd	700	0.0001
Barclays Global Investors Japan Trust & Banking	518,713	0.1067
Barclays Private Bank and Trust Ltd	1,602	0.0003
Woolwich Unit Trust Managers Ltd	2,917,774	0.6003
Barclays Global Investors Japan Ltd	319,634	0.0658
Barclays Global Investors Ltd	15,272,015	3.1422
Barclays Global Investors Ltd	21,791,112	4.4835
Barclays Life Assurance Co Ltd	1,510,435	0.3108
Barclays Global Fund Advisors	1,075,650	0.2213
Barclays Private Bank Ltd	38,670	0.0080
Group Holding	**55,689,012**	**11.4579**

Registered Holder	Holding
Bank of Ireland	57,423
Bank of Ireland	190,706
Bank of Ireland	318,025
Bank of Ireland	336,481
Bank of New York	20,864
Bank of New York	1,939
Bank of New York	1,399,656
Bank of New York	193,563
Bank of New York	1,226,322

Bank of New York	1,383,021
Bank of New York	125,750
Bank of New York	103,911
Barclays Noms Monument R97	700
Barclays Trust Co AS Exec/ADM	416
Barclays Trust Co E39	400
Barclays Trust Co R69	15,941
BNP Paribas	157,426
BNY (OCS) Nominees Ltd	114,051
BNY (OCS) Nominees Ltd	266,180
BT Globenet Nominees Ltd	3,539
Chase Nominees Ltd	272,813
Chase Nominees Ltd	70,457
Chase Nominees Ltd	61,765
Chase Nominees Ltd	99,376
Chase Nominees Ltd	592,209
Chase Nominees Ltd	824,594
Chase Nominees Ltd	16,214,440
Chase Nominees Ltd	206,121
Chase Nominees Ltd	33,085
Chase Nominees Ltd	50,999
Chase Nominees Ltd	68,381
Chase Nominees Ltd	94,204
Chase Nominees Ltd	129,287
Chase Nominees Ltd	191,412
Chase Nominees Ltd	275,300
Chase Nominees Ltd	178,191
Chase Nominees Ltd	523,324
Chase Nominees Ltd	4,158
Chase Nominees Ltd	51,426
CIBC Mellon Global Securities	92,401
Citibank	572,809
Citibank	122,134
Citibank	131,730
Deutsche Bank London	8,438
Deutsche Bank London	330,638
EXPORT	2,655
HSBC	350,618
HSBC	39,765
HSBC	34,867
HSBC	13,857
HSBC Nominees	120,474
Investors Bank and Trust Co.	2,113,479
Investors Bank and Trust Co.	349,137
Investors Bank and Trust Co.	3,950
Investors Bank and Trust Co.	9,551

Investors Bank and Trust Co.	17,425
Investors Bank and Trust Co.	42,875
Investors Bank and Trust Co.	98,275
Investors Bank and Trust Co.	568,029
Investors Bank and Trust Co.	30,328
Investors Bank and Trust Co.	4,462,164
Investors Bank and Trust Co.	576,322
Investors Bank and Trust Co.	349,137
Investors Bank and Trust Co.	1,511,424
Investors Bank and Trust Co.	5,023
Investors Bank and Trust Co.	5,222
Investors Bank and Trust Co.	879,120
Investors Bank and Trust Co.	83,838
Investors Bank and Trust Co.	95,338
Investors Bank and Trust Co.	12,132
JP Morgan (BGI Custody)	18,397
JP Morgan (BGI Custody)	1,595
JP Morgan (BGI Custody)	6,598
JP Morgan (BGI Custody)	160,755
JP Morgan (BGI Custody)	31,280
JP Morgan (BGI Custody)	487,740
JP Morgan (BGI Custody)	282,599
JP Morgan (BGI Custody)	57,984
JP Morgan (BGI Custody)	184,195
JP Morgan (BGI Custody)	305,882
JP Morgan (BGI Custody)	5,276,226
JP Morgan (BGI Custody)	105,029
JP Morgan (BGI Custody)	69,942
JP Morgan (BGI Custody)	194,864
JP Morgan (BGI Custody)	44,928
JP Morgan (BGI Custody)	27,633
JP Morgan (BGI Custody)	5,227
JP Morgan (BGI Custody)	45,034
JP Morgan (BGI Custody)	137,102
JP Morgan (BGI Custody)	273,793
JP Morgan (BGI Custody)	1,536,821
JP Morgan (BGI Custody)	359,933
JPM Frankfurt	329,942
JP Morgan Chase Bank	12,041
JP Morgan Chase Bank	69,198
JP Morgan Chase Bank	360,211
JP Morgan Chase Bank	9,770
JP Morgan Chase Bank	4,503
JP Morgan Chase Bank	18,397
JP Morgan Chase Bank	8,628
JP Morgan Chase Bank	52,341

JP Morgan Chase Bank	217,973
JP Morgan Chase Bank	91,082
JP Morgan Chase Bank	51,794
JP Morgan Chase Bank	44,759
JP Morgan Chase Bank	16,255
JP Morgan Chase Bank	3,211
JP Morgan Chase Bank	4,346
JP Morgan Chase Bank	938
JP Morgan Chase Bank	22,588
JP Morgan Chase Bank	72,117
JP Morgan Chase Bank	24,770
JP Morgan Chase Bank	46,424
JP Morgan Chase Bank	13,534
JP Morgan Chase Bank	20,677
JP Morgan Chase Bank	16,678
KAS Associates	42,231
Master Trust Bank	15,516
Mellon	40,444
Mellon Bank	1,415,240
Mellon Bank	49,202
Mellon Trust – Boston & SF	233,278
Mellon Trust – Boston & SF	58,428
Mellon Trust of New England	293,634
Midland Bank (HSBC Bank PLC)	723,506
Mitsubishi Trust International	8,071
Mitsubishi Trust International	2,549
Northern Trust	34,040
Northern Trust	387,269
Northern Trust	29,459
Northern Trust	137,448
Northern Trust	58,673
Northern Trust	102,474
Northern Trust	731,315
Northern Trust Bank – BGI SEPA	374,233
Northern Trust Bank – BGI SEPA	77,535
Northern Trust Bank – BGI SEPA	316,528
R C Greig Nominees GP1	8,055
R C Greig Nominees SA1	8,640
Reflex Nominees Ltd	1,602
State Street	2,655
State Street	6,610
State Street	66,833
State Street	8,408
State Street	237,343
State Street	86,752
State Street	19,047

State Street	14,026
State Street Boston	334,378
State Street Boston	34,999
Sumitomo TB	4,738
UBS	10,232
Wells Fargo Seattle – Wire Ban	6,983
Zeban Nominees Limited	38,670
Group Holding	**55,689,012**

30 March 2005 - Tate & Lyle PLC RECEIVED

Director Shareholding 2005 APR 26 A 11: 23

Tate & Lyle PLC was informed on 30 March 2005 by the Manager of the Company's Corporate Personal Equity Plans (PEPs) that on 29 March 2005 purchases of Tate & Lyle PLC Ordinary Shares were made for the two Directors of Tate & Lyle PLC detailed below.

24 Tate & Lyle Ordinary Shares were acquired at 543.92 pence per share for PEPs owned by Mr Simon Gifford, who is an executive director of Tate & Lyle PLC. Mr Gifford now has an interest in 76,589 Ordinary shares in Tate & Lyle PLC.

48 Tate & Lyle Ordinary Shares were acquired at 543.92 pence per share for PEPs owned by Mr Stuart Strathdee, who is an executive director of Tate & Lyle PLC. Mr Strathdee now has an interest in 73,086 Ordinary shares in Tate & Lyle PLC.

5 April 2005 – Tate & Lyle PLC

TATE & LYLE BOARD CHANGE

Tate & Lyle PLC announces today that Dr. Barry L. Zoumas has been appointed as a Non-Executive Director with effect from 1 May 2005.

Dr. Zoumas, aged 62, is the Alan R. Warehime Professor of Agribusiness and Professor of Food Science and Nutrition at The Pennsylvania State University. In addition, he is President of the International Life Sciences Institute, North American Branch, of which he is also a Director. He is based in the USA.

Dr. Zoumas worked for Hershey Foods Corporation for 27 years, the last sixteen as Corporate Vice President, Science and Technology with responsibility for R&D, Corporate Engineering, Quality Assurance, Agribusiness and Regulatory Affairs. He has extensive international experience having previously served as Visiting Scientist for the Rome-based Food and Agriculture Organization of the United Nations and as a Principal Advisor to US Aid for Agricultural Development. He sits on a wide range of major committees and associations impacting the food business, holds a number of important scientific awards and has a range of publications and US patents to his name.

Sir David Lees, Chairman of Tate & Lyle, said "I am delighted that Dr. Zoumas is to join the Board as a Non-Executive Director. His background as a scientist and businessman will add diversity and strength to the Board and offer an important perspective on our business development."

CONTACTS

Chris Fox, Director of Corporate Relations (Press)
Tel: 020 7626 6525 or Mobile: 07801 808553

Mark Robinson, Head of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861 investorrelations@tateandlyle.com

Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose. Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 60 production facilities in 28 countries, throughout Europe, the Americas and South East Asia. It employs 6,700 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2004 totalled £3.1 billion. Additional information can be found on www.tateandlyle.com.

14 April 2005 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC was informed on 13 April 2005 that as at 11 April 2005 AXA S.A. together with its Group Companies has a notifiable interest in 68,522,509 ordinary shares of 25 pence each in the Company, being 14.10 per cent. of the Company's ordinary share capital (of which 49,515 shares represent a beneficial interest and 68,472,994 shares represent a non-beneficial interest).